Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 hp.com
June 9, 2015

VIA EDGAR AND OVERNIGHT MAIL

Craig D. Wilson

Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Hewlett-Packard Company

Form 10-K for the Fiscal Year Ended October 31, 2014

Filed December 18, 2014

File No. 001-04423

Rishi Varma

Senior Vice President,

Deputy General Counsel and

Assistant Secretary

Corporate, Securities and Mergers & Acquisitions

T  +1 281 514 8010 (Houston)

T  +1 650 857 2247 (Palo Alto)

F  +1 650 857 4837

rishi.varma@hp.com

Dear Mr. Wilson,

Thank you for your letter dated May 15, 2015 (the “Comment Letter”). On behalf of Hewlett-Packard Company (“HP” or the “Company”), this letter responds to your letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2014 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2014.  The comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below in bold type, followed by the Company’s response, in ordinary type.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 51

1.             We note that you disclose that you combined the Enterprise Servers, Storage and Networking reporting unit and the TS reporting into one EG reporting unit in connection with continued operational synergies and interdependencies. Please clarify your basis for combining these reporting units and how you considered the provisions of ASC 350-20-35-33 through 38. Please also clarify the specific factors that changed in the first quarter of 2014, and why these reporting units were not combined in the past. Further, please clarify your policy for evaluating your reporting units for aggregation. For example, clarify whether you have a policy of assessing similarity on an annual or other basis.

June 9, 2015

With respect to your comment on our basis for combining the Enterprise Servers, Storage and Networking (“ESSN”) and the Technology Solutions (“TS”) reporting units into one Enterprise Group (“EG”) reporting unit and how we considered the provisions of ASC 350-20-35-33 through 38, we specifically considered ASC 350-20-35-34 and 36 which state that, “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component” and “An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component,” respectively.

The combining of ESSN and TS into EG reflected the completion of various operational changes that we executed to better align our go-to-market strategy with our product and service offerings.  As disclosed in our Form 10-K filings in fiscal 2012 and 2013, we began realigning the support services associated with our hardware products by moving the related support businesses out of TS and into the respective management structures within Printing and Personal Systems.  As part of the operational realignments in the first quarter of fiscal 2013, HP transferred substantially all of the remaining TS business unit personnel and resources from the former Services segment to the new EG segment, which also consists of the hardware related business units within the former ESSN segment.  Our standard process is to evaluate our reporting units in the fourth quarter of each fiscal year in conjunction with our annual goodwill impairment analysis, making our evaluations in accordance with the provisions of ASC 350-20-35-33 through 38.  At the conclusion of our review in the fourth quarter of fiscal 2013, we concluded that no changes to the reporting units were warranted.

In the first quarter of fiscal 2014, we completed the movement of the remaining cross-segment support functions from the EG operating segment to their respective operating segments.  We also changed the level at which EG operating results were reported, reviewed and managed by segment management, which changes included establishing a management bonus plan tied to the results of EG as opposed to the operating results of individual EG businesses.  The EG level bonus plan was established to incentivize integrated pricing and go-to-market strategies for EG as a whole.  Consistent with these changes, we also adjusted our methodology for corporate expense allocation.  Beginning in the first quarter of fiscal 2014, we allocated corporate expenses at the EG level.  Prior to this change, corporate allocations were performed at the lower level of ESSN and TS.  With all of the specific changes described above being completed by the first quarter of

June 9, 2015

fiscal 2014, we re-evaluated our reporting units in accordance with ASC 350-20-35-33 through 38 and concluded at that time that EG met the definition of a reporting unit. These changes were reflected in our Quarterly Report on Form 10-Q for the first fiscal quarter of 2014.

With respect to your comment on the specific factors that changed in the first quarter of fiscal 2014 and why the ESSN and TS reporting units were not combined prior to such time, we respectfully refer the Staff to the information provided above with respect to the realignments and other operational and financial changes.  In particular, in the first quarter of fiscal 2014, it was not until the movement of the remaining cross-segment support function, the creation and implementation of the EG-level bonus plan, and the change to our method for corporate expense allocations were complete that segment management could monitor and incentivize the business consistent with the combined structure.  The culmination of changes was to align our product and service offerings with our go-to-market strategy.  Based on these factors, we concluded that the previously mentioned operational changes were sufficiently significant at that time that EG qualified as a reporting unit in accordance with the provisions of ASC 350-20-35-33 through 38.  These changes were reflected in our Quarterly Report on Form 10-Q for the first fiscal quarter of 2014.

With regard to your comment on our policy for evaluating our reporting units for aggregation, including whether we have a policy of assessing similarity on an annual or other basis, our standard process is to evaluate our reporting units in the fourth quarter of each fiscal year in conjunction with our annual goodwill impairment analysis.  We also assess our reporting units on an interim basis when we implement organizational changes to realign segments, which typically occur at the beginning of our first fiscal quarter.

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The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact me at (281) 514-8010 or Jeff Ricci, Senior Vice President, Controller at (650) 857-4770.

June 9, 2015 Very truly yours, /s/ Rishi Varma Rishi Varma Senior Vice President, Deputy General Counsel and Assistant Secretary cc: Lori Zyskowski, Gibson, Dunn & Crutcher LLP